Provectus Pharmaceuticals, Inc.
7327 Oak Ridge Highway, Suite A
Knoxville, TN  37931

January 31, 2008

Mr. Jeffrey P. Riedler
Assistant Director
Mail Stop 6010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:          Provectus Pharmaceuticals, Inc.
Registration Statement on Form SB-2/A Amendment No. 2
File No. 333-147783

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 10:00 a.m., Eastern Time, on Monday, February 4, 2008, or as soon as possible thereafter.

We hereby acknowledge the following:

• should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking an action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                        Very truly yours,

                        PROVECTUS PHARMACEUTICALS, INC.

                                                /s/Peter R. Culpepper
                                        Peter R. Culpepper
                        Chief Financial Officer